FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 27, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 27, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Joseph Su, Manager ir@aseglobal.com Clare Lin, Senior Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2012

Taipei, Taiwan, R.O.C., July 27, 2012 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenue1 of NT$45,872 million for the second quarter of 2012 (2Q12), down by 1% year-over-year and up by 6% sequentially.  Net income for the quarter totaled NT$3,202 million, down from a net income of NT$3,644 million in 2Q11 and up from a net income of NT$2,056 million in 1Q12.  Diluted earnings per share for the quarter were NT$0.48 (or US$0.081 per ADS), compared to diluted earnings per share of NT$0.54 for 2Q11 and NT$0.31 for 1Q12.

RESULTS OF OPERATIONS

2Q12 Results Highlights – Consolidated

●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$26,040 million, NT$5,633 million, NT$13,466 million, NT$733 million and NT$0 million, respectively, and each represented approximately 57%, 12%, 29%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$37,015 million, down by 1% year-over-year and up from NT$35,913 million in the previous quarter.

-	Raw material cost totaled NT$20,032 million during the quarter, representing 44% of total net revenue, compared with NT$20,101 million and 47% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,179 million during the quarter, representing 13% of total net revenue, compared with NT$5,571 million and 13% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,374 million during the quarter, up by 1% year-over-year and up by 1% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Gross margin increased 2.6 percentage points to 19.3% in 2Q12 from 16.7% in 1Q12.

●
Total operating expenses during 2Q12 were NT$4,683 million, including NT$1,948 million in R&D and NT$2,735 million in SG&A, compared with total operating expenses of NT$4,342 million in 1Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, up from 9% in 2Q11 and remained the same as 1Q12.

●	Operating income for the quarter totaled NT$4,174 million, up from NT$2,846 million in the previous quarter. Operating margin was 9.1% in 2Q12 compared to 6.6% in 1Q12.

●	In terms of non-operating items:

-	Net interest expense was NT$392 million, up from NT$391 million a quarter ago.

-	Net foreign exchange loss of NT$371 million was primarily attributable to the appreciation of the U.S. dollar against Renminbi (“RMB”).

-	Loss on equity-method investments of NT$9 million was primarily attributable to our investment on Hung Ching Development & Construction Co.

-	Gain on valuation of financial assets and liabilities was NT$352 million.

-
Other net non-operating expenses of NT$16 million were primarily related to miscellaneous loss.  Total non-operating expenses for the quarter were NT$436 million, compared to total non-operating income of NT$128 million for 2Q11 and total non-operating expenses of NT$263 million for 1Q12.

●
Income before tax was NT$3,738 million for 2Q12, compared to NT$2,583 million in the previous quarter.  We recorded income tax expense of NT$442 million during the quarter, compared to NT$465 million in 1Q12.

●	In 2Q12, net income was NT$3,202 million, compared to net income of NT$3,644 million for 2Q11 and net income of NT$2,056 million for 1Q12.

●
Our total number of shares outstanding at the end of the quarter was 6,658,870,552, including treasury stock owned by our subsidiaries.  Our 2Q12 diluted earnings per share of NT$0.48 (or US$0.081 per ADS) were based on 6,656,305,522 weighted average number of shares outstanding in 2Q12.

2Q12 Results Highlights – IC ATM2

●
Net revenue from IC ATM was NT$32,485 million for the second quarter of 2012, up 1% year-over-year and up 11% sequentially.  Net revenue contribution from packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$26,054 million, NT$5,633 million, NT$65 million and NT$733 million, respectively, and each represented approximately 80%, 18%, 0% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$25,197 million, up by 2% year-over-year and up by 7% sequentially.

-	Raw material cost totaled NT$9,712 million during the quarter, representing 30% of total net revenue, compared with NT$9,242 million and 32% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,566 million during the quarter, representing 17% of total net revenue, compared with NT$4,994 million and 17% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,053 million during the quarter, up by 1% year-over-year and up by 1% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Gross margin increased 3.1 percentage points to 22.4% in 2Q12 from 19.3% in 1Q12.

●
Total operating expenses during 2Q12 were NT$3,591 million, including NT$1,532 million in R&D and NT$2,059 million in SG&A, compared with total operating expenses of NT$3,232 million in 1Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, up from 10% in 2Q11 and remained the same as 1Q12.

●	Operating income for the quarter totaled NT$3,697 million, up from NT$2,424 million in the previous quarter. Operating margin was 11.4% in 2Q12 compared to 8.3% in 1Q12.

2Q12 Results Highlights – EMS

●	Net revenue contribution from EMS operations was NT$13,400 million, down by 4% year-over-year and down by 3% sequentially.

●	Cost of revenues was NT$11,690 million, down by 6% year-over-year and down by 4% sequentially.

-	Raw material cost totaled NT$10,334 million during the quarter, representing 77% of total net revenue, compared with NT$10,869 million and 79% of total net revenue in the previous quarter.

-	Labor cost totaled NT$613 million during the quarter, representing 5% of total net revenue, compared with NT$578 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$188 million during the quarter, down by 3% year-over-year and down by 2% sequentially.

●	Gross margin increased to 12.8% in 2Q12 from 11.8% in 1Q12.

●
Total operating expenses during 2Q12 were NT$1,073 million, including NT$422 million in R&D and NT$651 million in SG&A, compared with total operating expenses of NT$1,073 million in 1Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 8%, remained the same as 2Q11 and 1Q12.

●	Operating income for the quarter totaled NT$637 million, up from NT$559 million in the previous quarter. Operating margin increased to 4.8% in 2Q12 from 4.0% in 1Q12.

LIQUIDITY AND CAPITAL RESOURCES

●	As of June 30, 2012, our cash and current financial assets totaled NT$23,581 million, compared to NT$30,906 million as of March 31, 2012.

●	Capital expenditures in 2Q12 totaled US$376 million, of which US$283 million was used for packaging, US$60 million for testing, US$27 million for EMS and US$6 million for interconnect materials.

●
As of June 30, 2012, we had total bank debt of NT$75,699 million, compared to NT$78,226 million as of March 31, 2011.  Total bank debt consisted of NT$28,145 million of revolving working capital loans, NT$3,983 million of the current portion of long-term debt, and NT$43,571 million of long-term debt.  Total unused credit lines amounted to NT$88,786 million.

●	Current ratio as of June 30, 2012 was 1.16, compared to 1.33 as of March 31, 2011. Net debt to equity ratio was 0.49 as of June 30, 2012.

●	Total number of employees was 55,059 as of June 30, 2012, compared to 51,196 as of June 30, 2011 and 51,792 as of March 31, 2012.

BUSINESS REVIEW

Packaging Operations3

●	Net revenues generated from our packaging operations were NT$26,054 million during the quarter, up by NT$50 million, or by 0.2% year-over-year, and up by NT$2,512 million, or by 11% sequentially.

●
Net revenues from advanced packaging accounted for 23% of total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.  Net revenues from IC wirebonding accounted for 69% of total packaging net revenues during the quarter, up by 5 percentage points from the previous quarter.  Net revenues from discrete and other accounted for 8% of total packaging net revenues during the quarter, down by 4 percentage points from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 19.7%, down by 1.1 percentage points year-over-year and up by 2.6 percentage points from the previous quarter.

●
Capital expenditures for our packaging operations amounted to US$283 million during the quarter, of which US$186 million was used for wirebonding packaging capacity and US$97 million for wafer bumping and flip chip packaging equipment.

●	As of June 30, 2012, there were 14,669 wirebonders in operation. 1,158 wirebonders were added and 400 wirebonders were disposed of during the quarter.

Testing Operations

●	Net revenues generated from our testing operations were NT$5,633 million, up by NT$138 million, or by 3% year-over-year, and up by NT$556 million, or by 11% sequentially.

●
Final testing contributed 82% to total testing net revenues, which remained the same as the previous quarter.  Wafer sort contributed 16% to total testing net revenues, which remained the same as the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,583 million, down from NT$1,698 million in 2Q11 and up from NT$1,576 million in 1Q12.

●	In 2Q12, gross margin for our testing operations was 32.4%, up by 2.1 percentage points year-over-year and up by 2.9 percentage points from the previous quarter.

●	Capital spending on our testing operations amounted to US$60 million during the quarter.

●	As of June 30, 2012, there were 2,678 testers in operation. 123 testers were added and 73 testers were disposed of during the quarter.

EMS Operations

●	Net revenues generated from our EMS operations were NT$13,400 million, down by NT$586 million, or by 4% year-over-year, and down by NT$425 million, or by 3% sequentially.

●
Communications products contributed 32% to total EMS net revenues, down by 7 percentage points from the previous quarter.  Computing products contributed 24% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Consumer products contributed 14% to total EMS net revenues, which remained the same as the previous quarter.  Industrial products contributed 20% to total EMS net revenues, up by 5 percentage points from the previous quarter.   Car products contributed 9% to total EMS net revenues, down by one percentage point from the previous quarter.

●	In 1Q12, gross margin for our EMS operations was 12.8%, up by 2.0 percentage points year-over-year and down by 1.0 percentage point from the previous quarter.

●	Capital spending on our EMS operations amounted to US$27 million during the quarter.

3 IC packaging services include module assembly services.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,158 million during the quarter, down by NT$203 million, or by 9% year-over-year, and up by NT$506 million, or by 31% from the previous quarter. Of the total output of NT$2,158 million, NT$733 million was from sales to external customers.

●	Gross margin for substrate operations was 15.3% during the quarter, down by 3.0 percentage points year-over-year and up by 9.8 percentage points from the previous quarter.

●	In 2Q12, our internal substrate manufacturing operations supplied 33% (by value) of our total substrate requirements.

Customers

IC ATM CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 33% of our total net revenues in 2Q12, compared to 29% in 2Q11 and 35% in 1Q12.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 47% of our total net revenues during the quarter, compared to 45% in 2Q11 and 50% in 1Q12.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 33% of our total net revenues during the quarter, compared to 38% in 2Q11 and 33% in 1Q12.

EMS BASIS

●
Our five largest customers together accounted for approximately 61% of our total net revenues in 2Q12, compared to 56% in 2Q11 and 63% in 1Q12.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 80% of our total net revenues during the quarter, compared to 77% in 2Q11 and 82% in 1Q12.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2011 Annual Report on Form 20-F filed on April 20, 2012.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	2Q/12	1Q/12	2Q/11
Net Revenues	32,485	29,236	32,255
Revenues by End Application
Communications	50%	51%	50%
Computers	13%	11%	15%
Automotive and Consumer	36%	37%	34%
Others	1%	1%	1%
Revenues by Region
North America	56%	58%	54%
Europe	12%	11%	12%
Taiwan	20%	19%	21%
Japan	6%	5%	7%
Other Asia	6%	7%	6%

Packaging Operations
Amounts in NT$ Millions	2Q/12	1Q/12	2Q/11
Net Revenues	26,054	23,542	26,004
Revenues by Packaging Type
Advanced Packaging	23%	24%	18%
IC Wirebonding	69%	64%	71%
Discrete and Other	8%	12%	11%
Capacity
CapEx (US$ Millions)*	283	106	220
Number of Wirebonders	14,669	13,911	13,015

Testing Operations
Amounts in NT$ Millions	2Q/12	1Q/12	2Q/11
Net Revenues	5,633	5,077	5,495
Revenues by Testing Type
Final test	82%	82%	87%
Wafer sort	16%	16%	11%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	60	39	63
Number of Testers	2,678	2,628	2,408

EMS Operations
Amounts in NT$ Millions	2Q/12	1Q/12	2Q/11
Net Revenues	13,400	13,825	13,986
Revenues by End Application
Communications	32%	39%	34%
Computing	24%	22%	21%
Consumer	14%	14%	21%
Industrial	20%	15%	14%
Car	9%	10%	10%
Others	1%	0%	0%
Capacity
CapEx (US$ Millions)*	27	9	4
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2012	Mar. 31 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011
Net revenues:
Packaging	26,040	23,531	25,991	49,571	50,803
Testing	5,633	5,077	5,492	10,710	10,831
Direct Material	733	553	677	1,286	1,365
EMS	13,466	13,889	14,019	27,355	29,114
Others	0	51	75	51	146
Total net revenues	45,872	43,101	46,254	88,973	92,259

Cost of revenues	(37,015)	(35,913)	(37,290)	(72,928)	(74,637)
Gross profit	8,857	7,188	8,964	16,045	17,622

Operating expenses:
Research and development	(1,948)	(1,758)	(1,703)	(3,706)	(3,334)
Selling, general and administrative	(2,735)	(2,584)	(2,640)	(5,319)	(5,280)
Total operating expenses	(4,683)	(4,342)	(4,343)	(9,025)	(8,614)
Operating income (loss)	4,174	2,846	4,621	7,020	9,008

Net non-operating (expenses) income:
Interest expense - net	(392)	(391)	(321)	(783)	(597)
Foreign exchange gain (loss)	(371)	506	294	135	267
Gain (loss) on equity-method investments	(9)	(9)	(2)	(18)	130
Gain (loss) on valuation of financial assets and liabilities	352	(426)	(94)	(74)	75
Others	(16)	57	251	41	962
Total non-operating (expenses) income	(436)	(263)	128	699	837
Income (loss) before tax	3,738	2,583	4,749	6,321	9,845

Income tax benefit (expense)	(442)	(465)	(998)	(907)	(1,961)
(Loss) income from continuing operations and before minority interest	3,296	2,118	3,751	5,414	7,884
Minority interest	(94)	(62)	(107)	(156)	(266)

Net income (loss)	3,202	2,056	3,644	5,258	7,618

Per share data:
Earnings (losses) per share
– Basic	NT$0.49	NT$0.32	NT$0.55	NT$0.81	NT$1.15
– Diluted	NT$0.48	NT$0.31	NT$0.54	NT$0.78	NT$1.12

Earnings (losses) per equivalent ADS
– Basic	US$0.083	US$0.053	US$0.095	US$0.136	US$0.198
– Diluted	US$0.081	US$0.052	US$0.093	US$0.132	US$0.193

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,656,306	6,650,273	6,790,854	6,664,734	6,802,243

Exchange rate (NT$ per US$1)	29.53	29.74	28.88	29.63	29.09

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2012	Mar. 31 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011
Net revenues:
Packaging	26,054	23,542	26,004	49,596	50,845
Testing	5,633	5,077	5,495	10,710	10,845
Direct Material	733	553	677	1,286	1,365
EMS	65	64	79	129	79
Total net revenues	32,485	29,236	32,255	61,721	63,134

Cost of revenues	(25,197)	(23,580)	(24,722)	(48,777)	(48,506)
Gross profit	7,288	5,656	7,533	12,944	14,628

Operating expenses:
Research and development	(1,532)	(1,322)	(1,290)	(2,854)	(2,523)
Selling, general and administrative	(2,059)	(1,910)	(1,909)	(3,969)	(3,800)
Total operating expenses	(3,591)	(3,232)	(3,199)	(6,823)	(6,323)
Operating income (loss)	3,697	2,424	4,334	6,121	8,305

Net non-operating (expenses) income:
Interest expense - net	(411)	(354)	(278)	(765)	(545)
Foreign exchange gain (loss)	(339)	480	280	141	269
Gain (loss) on equity-method investments	254	307	149	561	464
Gain (loss) on valuation of financial assets and liabilities	324	(423)	(109)	(99)	71
Others	14	(11)	204	3	791
Total non-operating (expenses) income	(158)	(1)	246	(159)	1,050
Income (loss) before tax	3,539	2,423	4,580	5,962	9,355

Income tax benefit (expense)	(310)	(356)	(832)	(666)	(1,478)
(Loss) income from continuing operations and before minority interest	3,229	2,067	3,748	5,296	7,877
Minority interest	(27)	(11)	(104)	(38)	(259)

Net income (loss)	3,202	2,056	3,644	5,258	7,618

Per share data:
Earnings (losses) per share
– Basic	NT$0.49	NT$0.32	NT$0.55	NT$0.81	NT$1.15
– Diluted	NT$0.48	NT$0.31	NT$0.54	NT$0.78	NT$1.12

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,656,306	6,650,273	6,790,854	6,664,734	6,802,243

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2012	Mar. 31 2012	Jun. 30 2011	Jun. 30 2012	Jun. 30 2011
Net revenues:
Total net revenues	13,400	13,825	13,986	27,225	29,081

Cost of revenues	(11,690)	(12,192)	(12,471)	(23,882)	(25,918)
Gross profit	1,710	1,633	1,515	3,343	3,163

Operating expenses:
Research and development	(422)	(442)	(415)	(864)	(813)
Selling, general and administrative	(651)	(632)	(685)	(1,283)	(1,388)
Total operating expenses	(1,073)	(1,074)	(1,100)	(2,147)	(2,201)
Operating income (loss)	637	559	415	1,196	962

Net non-operating (expenses) income:
Total non-operating (expenses) income	5	84	65	89	158
Income (loss) before tax	642	643	480	1,285	1,120

Income tax benefit (expense)	(136)	(105)	(155)	(242)	(450)
(Loss) income from continuing operations and before minority interest	506	538	325	1,044	670
Minority interest	(68)	(52)	(3)	(120)	(5)

Net income (loss)	438	486	322	924	665

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2012	As of Mar. 31, 2012

Current assets:
Cash and cash equivalents	21,085	30,307
Financial assets – current	2,496	599
Notes and accounts receivable	31,619	29,237
Inventories	31,613	28,957
Others	5,085	4,873
Total current assets	91,898	93,973

Financial assets – non current	2,169	2,342
Properties – net	120,065	111,429
Intangible assets	16,036	15,550
Others	3,479	3,716
Total assets	233,647	227,010

Current liabilities:
Short-term debts – revolving credit	28,145	29,390
Current portion of long-term debts	3,983	3,795
Notes and accounts payable	21,855	19,531
Others	25,157	18,099
Total current liabilities	79,140	70,815

Long-term debts	43,571	45,041
Other liabilities	4,543	4,548
Total liabilities	127,254	120,404

Minority interest	2,689	2,606

Shareholders’ equity	103,704	104,000
Total liabilities & shareholders’ equity	233,647	227,010

Current Ratio	1.16	1.33
Net Debt to Equity	0.49	0.44

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2012	As of Mar. 31, 2012

Current assets:
Cash and cash equivalents	9,499	14,088
Financial assets – current	1,546	45
Notes and accounts receivable	11,187	10,604
Inventories	6,571	5,934
Others	6,240	3,731
Total current assets	35,043	34,402

Financial assets – non current	436	427
Properties – net	5,321	4,759
Intangible assets	185	190
Others	673	650
Total assets	41,658	40,428

Current liabilities:
Short-term debts – revolving credit	5,392	4,403
Current portion of long-term debts	558	570
Notes and accounts payable	10,465	9,707
Others	2,584	2,666
Total current liabilities	18,999	17,346

Long-term debts	1,033	2,152
Other liabilities	508	505
Total liabilities	20,540	20,003

Minority interest	1,666	1,606

Shareholders’ equity	19,452	18,819
Total liabilities & shareholders’ equity	41,658	40,428